May 17, 2013

Via EDGAR and Email

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donna Di Silvio

Re: Penske Automotive Group, Inc.

Registration Statement on Form S-4, as amended (File No. 333-187364)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, May 21, 2013 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.  We hereby acknowledge our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

In addition, we acknowledge that:  (1) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Penske Automotive Group, Inc. (the “Company”) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (248) 648-2560, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

PENSKE AUTOMOTIVE GROUP, INC.

By:	/s/ Shane M. Spradlin
Shane M. Spradlin
Executive Vice President,
General Counsel and Secretary